United Realty Trust Incorporated POS AM

Exhibit 21.1

Subsidiaries of United Realty Trust Incorporated

	Name	Jurisdiction
1	United Realty Capital Operating Partnership, L.P.	Delaware
2	United 2520 Tilden, LLC	Delaware
3	Parker Note Holdings, LLC	Delaware
4	United 14 Highland Fee Trust	Delaware
5	7 Carnegie Plaza Holding, LLC	Delaware
6	United 945 82nd Parkway Fee, LLC	Delaware